FORM 425









                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                              FORM 425


                  (LOGO)  NATIONAL GRID GROUP, PLC


         (Exact name of registrant as specified in charter)

  UNITED KINGDOM
       (State or other                           jurisdiction of
       incorporation or                       organization)

            15 Marylebone Road, London NWI 5JD, England
              (Address of principal executive offices)


         Registrant's telephone number, including area code
                        (011 44 207 312 5600)

   Filed by National Grid Group plc
   Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
   Commission File No.: 001-02987
   Subject Company: Niagara Mohawk Holdings, Inc.

  THE FOLLOWING IS AN INTERIM RESULTS ANNOUNCEMENT FOR NATIONAL
  GRID GROUP PLC AND SLIDES FROM AN ANALYST PRESENTATION

 NATIONAL GRID GROUP plc

  INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2000

  Strong operational and financial performance
  Further major step taken in US strategy
  New five year dividend policy announced


  Financial highlights


  -  profit after tax and minorities excluding                          up 17.5% to 218.7m
     exceptionals and goodwill amortisation                             pound sterling

  -  additional exceptional profits after tax                           228.6m pound sterling net

  - basic earnings per share excluding up 17.5% to 14.8p exceptionals and goodwill amortisation

  -  interim dividend - 5% real increase up 8.2% to 6.05p per share


  Dividend policy

  - aim to increase dividends per share by 5% real in each of the next five years

  Electricity - UK

  -  new price control gives stable framework for 5 years from April 2001

  -  confident of achieving Ofgem's demanding efficiency targets

  Electricity - USA

  - return on investment for first half 9.3% (up from 8.3% at announcement of acquisitions and on track for 10.5% target)

  - completed acquisitions immediately earnings enhancing after goodwill amortisation - one year ahead of initial expectations

  - Niagara Mohawk acquisition a further major step in US - doubles size of US business

  Telecoms

  -  strong performance from Energis (34.6% holding)

  - Brazil start-up operating losses of 69.7 million pound sterling - within September forecast

  Commenting, James Ross, Chairman, said:

  "National Grid continues to perform well and deliver on its strategy.

  "In the US, our acquisition of Niagara Mohawk is a further major step forward, creating the potential for significant synergies and taking us into the top 10 of US electricity businesses. Upon completion towards the end of 2001, more than half of our operating profits will come from the Northeast US, a region already demonstrating its ability to provide long term regulatory stability and significantly higher returns than in the UK.

  "The new price control settlement in the UK, which comes into effect next April, will provide a stable framework for the next five years. We are confident of achieving Ofgem's demanding efficiency targets.

  "Our telecoms strategy is to use our infrastructure skills across a range of telecoms start-ups. We own 34.6% of Energis, which once again has reported excellent half year results, and we have a joint venture with Energis in Poland. We have three ventures in Latin America of which Intelig, in Brazil, is the largest. As announced in September, Intelig's start-up losses are higher than expected. We and our partners, Sprint and France Telecom, with Intelig's management, are taking actions to curtail these and to reinforce Intelig's focus on the fast-growing business market.

  "The Board is raising the interim dividend by 8.2% (5% real). Our confidence in the Group's future financial strength and in the prospects for growth and greater diversity of earnings has increased. We are committed to delivering sustained real dividend growth. Consequently the Board today announces its aim to increase dividends per share by 5% real in each of the next five years."


  Analysts' presentation

  City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP at 9:00 am (UK time) today

  Live coverage of the presentation
        UK:     +44 (0) 20 8515 2306
        USA:   +1 416 231 6596

  Telephone replay of the presentation (available for 5 days)
        UK:     +44 (0) 20 8797 2499  pin  114026
        USA:  +1 416 640 1917         pin 73883

  Website replay of the presentation from around 4:00 pm (UK time) today on www.nationalgrid.com (available for 6 months)

  Teleconference at 3.00 pm UK time (10.00 am Eastern Time and 7.00 am Pacific Time)
        UK:    +44 (0) 20 8240 8245
        USA:  +1 303 267 1000

 Replay of the teleconference (available for 5 days)
        UK:   +44 (0) 20 8288 4459    pin  630372
                                   USA:  +1 303 804 1855         pin  858297

  Photographs are available at www.newscast.co.uk.

  Contact

  National Grid
  David Jones
  Stephen Box
  Investors UK:
        Jill Sherratt        +44 (0) 20 7312 5781
                             mobile:+44 (0 )7768 490807

            Diane Boddy

        US:      Karen Shih  1 508 389 3176

  Press:      Susan Stevens   44 (0) 20 7312 5755
              Sam Cohen       mobile:44 (0) 7733 300054

  Citigate Dewe Rogerson           44 (0) 20 7638 9571

  Anthony Carlisle                 mobile:44 (0) 973 611888
  Sue Pemberton

 GROUP RESULTS

  The electricity businesses performed well with a particularly strong first contribution from the US while start up losses in our Brazilian telecoms joint venture were higher than originally expected. Total operating profit for the period, before exceptional US integration costs and goodwill amortisation, was up 27.6 per cent to 358.6 million pound sterling.

  Net interest increased 68.4 million pound sterling to 98.7 million pound sterling, reflecting the increase in net debt attributable to the acquisitions of New England Electric System (NEES) and Eastern Utilities Associates (EUA), which were completed in March and April 2000 respectively. The impact of these acquisitions was partially offset by the proceeds from the sale of Energis shares in February 2000 and a 17.4 million pound sterling benefit from the closing out of interest rate swaps. Interest cover, excluding exceptional integration costs, goodwill amortisation and the impact of exchangeable bonds, was 4.7 times.

  Profit before tax for the period, excluding exceptional items and goodwill amortisation, increased to 259.9 million pound sterling from 250.7 million pound sterling for the same period last year.

  The tax charge for the period, excluding exceptional items, of 38.5 million pound sterling is net of the release of 20 million pound sterling of tax provisions in respect of prior year tax computations. The underlying tax charge for the period is based on the estimated effective tax rate for the year ending 31 March 2001 of 26 per cent.

  Profit after tax and minority interests, excluding exceptional items and goodwill amortisation, was 218.7 million pound sterling, up from 186.1 million pound sterling for the same period last year.

  The results include post-tax exceptional profits of 228.6 million pound sterling net, comprising:
  - A profit of 132.1 million pound sterling, before and after tax, arising from reductions in the Group's interest in Energis, primarily as a result of the placing of 77.7 million shares by Energis in September;
  - US acquisition integration costs of 43.5 million pound sterling (46.8 million pound sterling before tax); and
  - A tax credit of 140 million pound sterling, arising from the realisation of a capital loss for tax purposes as a result of a Group restructuring.

  Basic earnings per share rose 124 per cent to 28.0 pence. Excluding exceptional items and goodwill amortisation, basic earnings per share increased 17.5 per cent to 14.8 pence. If telecoms start-up losses are also excluded, basic earnings per share increased 48.9 per cent to 20.1 pence.

  Interim dividend

  The Board has declared an interim dividend of 6.05 pence per share to be paid on 15 January 2001 to shareholders on the register at 1 December
  2000.   This is an increase of 8.2 per cent (5 per cent real) over the interim dividend last year.

  REVIEW OF ACTIVITIES

  ELECTRICITY

  National Grid Company

  UK Transmission

  As expected, operating profit from the UK Transmission business was down
  11.1 million pound sterling to 242.8 million pound sterling mainly as a result of lower RPI-x income.

  This was partially offset by a further 3% real reduction in controllable operating costs and a 2.7 million pound sterling increase in operating profit from the Transmission Services Scheme. With the delay of the New Electricity Trading Arrangements (NETA), this scheme will now run until the end of the financial year. However, we do not expect to benefit from a repeat of the exceptional generator bidding behaviour seen last winter.

  We have accepted Ofgem's final proposals for the next price control period in respect of the Transmission Owner activities (TO). The new control, which takes effect on 1 April 2001, provides a stable framework for five years, a year longer than the current price control period. We are confident that we can achieve Ofgem's demanding efficiency targets.

  Discussions with Ofgem on the price control and incentive arrangements for the System Operator activity (SO) are continuing and will be introduced on the implementation of NETA, which is scheduled for 27 March 2001.

  Market services

  Our market services businesses are no longer core to our strategy and we are announcing today the sale of our energy settlements and information services company, ESIS, and EPFAL (Energy Pool Funds Administration Limited) to Logica for a net consideration of 38 million pound sterling. We are in discussions with other parties interested in acquiring our metering businesses.

  National Grid USA

  Existing businesses

  National Grid USA was formed on the acquisition of NEES in March 2000 and incorporates EUA, the acquisition of which was completed on 19 April 2000 at a cost of 414.0 million pound sterling.

  The transmission and distribution operations of NEES and EUA were successfully integrated on 1 May 2000. The 20-year rate settlements in Massachusetts and Rhode Island, which provide long term incentives for us to improve efficiency for the benefit of customers and shareholders, came into effect on that date. The exceptional costs of integrating NEES and EUA were 46.8 million pound sterling. Integration savings amount to 27 million pound sterling a year, 10 per cent of the combined controllable cost base.

 National Grid USA is performing ahead of expectations. Total operating profit, before exceptional integration costs and goodwill amortisation, was 148.6 million pound sterling. This included 73.9 million pound sterling from Distribution, reflecting higher than expected volume growth of 3.6 per cent over the same period last year on a weather corrected basis. It also included 20.5 million pound sterling from Transmission,
  38.9 million pound sterling from Stranded costs recovery and generation,
  11.0 million pound sterling from the US/Canada interconnector and 1.5 million pound sterling from Telecoms.

  The acquisitions of NEES and EUA were earnings enhancing after goodwill amortisation, but before exceptional integration costs, in the six months ended 30 September. This is a year earlier than originally expected. The nominal pre-tax return on our investment (ROI) for the six months ended 30 September was an annualised 9.3 per cent.

  Acquisition of Niagara Mohawk

  In September, we announced the proposed acquisition of Niagara Mohawk, a focused electricity and gas delivery business in New York State, valuing the equity at approximately 2 billion pound sterling and the enterprise value at approximately 6 billion pound sterling.

  The acquisition of Niagara Mohawk provides substantial upside potential. We expect integration synergies to produce cost savings of approximately 10 per cent per annum of the combined controllable cost base of National Grid USA and Niagara Mohawk, approximately 63 million pound sterling per year, within four years of completion, with at least half in the first full financial year. In addition, there is potential to improve operational performance and bring Niagara Mohawk's efficiency nearer to that projected for National Grid USA.

  The acquisition is expected to enhance earnings per share after the amortisation of goodwill in the first full financial year after completion and will substantially enhance our cash flow from completion.

  The acquisition of Niagara Mohawk will more than double the size of our US distribution operations (with over 3 million customers) and makes our transmission network the most extensive in the New England and New York Power Pools. We expect the combined US operation to contribute more than half of the Group's operating profit following completion.

  The acquisition is subject to a number of conditions, including regulatory and other consents and approvals in the US, the sale of Niagara Mohawk's nuclear facilities or other satisfactory arrangements being reached and the approval of the shareholders of both National Grid and Niagara Mohawk. The shareholder meetings are expected to take place in January 2001 and, following regulatory approvals, completion of the acquisition is expected by late 2001.

  Other electricity operations

  Operating profit from Interconnectors, excluding the US/Canada interconnector, was down 2.4 million pound sterling to 22.1 million pound sterling. This reflects the exceptionally high level of capacity payments under the French contracts last year.

  The UK/Isle of Man interconnector was commissioned in October 2000. We expect to commence construction of Basslink, the interconnector between Tasmania and the Australian mainland, around the end of 2001. In addition, the seabed survey for the proposed UK/Norway interconnector has been successfully completed. Construction will commence in 2002 subject to consents and satisfactory commercial arrangements.

  Our electricity businesses in Argentina and Zambia both reported increased profits.

  TELECOMS

  Energis

  Energis, of which we now own 34.6 per cent, continues to perform strongly with turnover up 81 per cent to 368.0 million pound sterling, and EBITDA up 71 per cent to 65.5 million pound sterling. Our share of its operating profit for the period increased by 3.3 million pound sterling to 2.5 million pound sterling before the amortisation of goodwill.

  The Government has proposed new rules which will allow relief in respect of capital gains tax on disposals of corporate holdings of over 20 per cent if the proceeds are reinvested within one year prior to, and three years after the disposal. The rules are expected to become effective from 1 April 2001 and will apply to our holding in Energis, which was valued at
  2.8 billion pound sterling at yesterday's closing market price.

  Telecoms joint ventures

  We have a range of joint venture telecoms interests leveraging our infrastructure skills in designing, building and maintaining networks. Our partners bring product development, sales and marketing and telecoms operational skills. We have invested a total of 389.5 million pound sterling to 30 September in these joint ventures.

  Intelig

  Intelig is our Brazilian joint venture with Sprint and France Telecom.
  Our share of operating losses for the six months ended 30 September was
  69.7 million pound sterling. This was higher than originally expected but within the level forecast in our September trading statement.

  There have been a number of contributing factors, including a higher than expected proportion of low-margin, off-peak voice traffic, much of which has been uneconomic to bill. Actions being taken by Intelig management include the roll out of the network which will reduce interconnect and leased line costs, the roll out of data services, the establishment of co-billing arrangements with regional telecoms operators and the introduction of new tariffs. As a result we expect this to be the peak year of operating losses.

  Sprint is again participating in Intelig, after nine months absence enforced by the Brazilian regulator consequential upon its proposed merger with Worldcom. As a result Intelig is once again pursuing debt financing from equipment suppliers.

 Manquehue net

  Manquehue net (formerly Telefonica Manquehue) is our joint venture with Williams and MetroGas in Santiago, Chile. It provides local telecommunications services to targeted customer groups, including the business and internet markets.

  Silica Networks

  Silica Networks (formerly Southern Cone Communications) is our joint venture in Argentina and Chile with Manquehue net and Williams. It is making good progress. The licences have now been received, construction of the 2,500 mile state-of-the-art network continues and roll out of its managed bandwidth services is expected to commence in March 2001.

  Poland

  We have a joint venture in Poland with Energis which has received its data licence. It is developing a state-of-the-art, broadband network connecting major cities across Poland and interconnecting with Energis' network in Germany. An internet Datacentre is being constructed in Warsaw, which will be integrated with Energis' pan-European IP and voice backbone network. Services will be launched in Spring 2001.

  NEESCom

  NEESCom is a natural extension to National Grid USA's business. It installs and leases dark fibre and now has 150,000 fibre miles mainly on our electricity network in New England, presently expanding into New York State. The present value of new sales contracts over the last six months is 27 million pound sterling, bringing the total value of sales contracts to 115 million pound sterling.

  DIVIDEND POLICY

  Looking ahead, the profile of the Group will be very different. Our confidence in the Group's future financial strength and in the prospects for growth and greater diversity of earnings has increased. We are committed to delivering sustained real dividend growth. Consequently the Board today announces its aim to increase dividends per share by 5% real in each of the next five years.

NATIONAL GRID GROUP plc
GROUP PROFIT AND LOSS ACCOUNT
Six months ended 30 September 2000
                                             Six months ended   Year ended
                                               30 September      31 March
                                             2000      1999       2000
                                     Notes      m        m          m
                                                  (pound sterling)


Group turnover - continuing operations 3       1,792.8    741.7   1,614.7
Operating costs - continuing operations                (1,456.6)   (462.6)      (1,042.6)
                                             --------     -------   ---------
Operating profit of Group undertakings 3         336.2    279.1     572.1
Share of joint ventures' and associate's
  operating loss                                 (59.1)    (0.6)    (33.5)
                                             --------     -------   ---------

Total operating profit
-    Before exceptional integration costs
        and goodwill amortisation                         358.6     281.0          546.5
-     Exceptional integration costs             4(a)      (46.8)      -              -
-    Goodwill amortisation                       (34.7)    (2.5)     (7.9)

                                           3     277.1    278.5     538.6
Exceptional profit relating to partial
  disposals of Energis                  4(b)     132.1      -     1,027.3
Net interest                               5     (98.7)   (30.3)    (64.9)
                                             --------     -------   ---------
Profit on ordinary activities before taxation             310.5     248.2        1,501.0

Taxation - excluding exceptional items           (38.5)   (64.6)   (123.1)
         - exceptional items                     143.3      -      (229.5)

                                           6     104.8    (64.6)   (352.6)
                                             --------     -------   ---------
Profit on ordinary activities after taxation              415.3     183.6        1,148.4
Minority interests                                (2.7)     -         -
                                             --------     -------   ---------
Profit for the period                            412.6    183.6   1,148.4
Dividends                                  7     (89.5)   (82.5)   (205.5)
                                             --------     -------   ---------
Retained profit                                  323.1    101.1     942.9
                                             =======      =======   =========

Earnings per ordinary share
-   Basic, on profit for the period                8       28.0p     12.5p          78.0p
-   Basic, on adjusted profit for the
    period*                                8      14.8p    12.6p     24.3p
-   Diluted, on profit for the period              8       26.5p     12.2p          73.4p
-   Diluted, on adjusted profit for
    the period*                            8      14.3p    12.3p     23.8p

*Adjusted profit excludes exceptional items and goodwill amortisation

Dividends per ordinary share               7       6.05p              5.59p         13.94p


NATIONAL GRID GROUP plc
GROUP BALANCE SHEET
At 30 September 2000
                                      At 30 September         At 31 March
                                      2000         1999            2000
                                       m            m                m
                                             (pound sterling)

Fixed assets
Intangible assets - goodwill            1,140.6       14.0         844.7
Tangible assets                         5,467.9    3,156.5       4,938.3
Investments                               890.6      260.7         519.0
                                    ---------    ---------        ---------
                                        7,499.1    3,431.2       6,302.0
                                    ---------    ---------        ---------

Current assets
Stocks                                     35.6       14.5          29.3
Debtors (due within one year)             781.4      142.6         490.1
Debtors (due after one year)              882.5       50.6         798.3
Assets held for exchange                   16.6       16.6          16.6
Businesses held for resale                133.7        -           118.9
Cash and deposits                         649.7    1,519.8       1,011.6
                                    ---------    ---------        ---------
                                        2,499.5    1,744.1       2,464.8
Creditors (due within one year)                   (2,138.5)     (1,436.5)      (1,861.1)
                                    ---------    ---------       ----------
Net current assets                        361.0      307.6         603.7
                                    ---------    ---------       ----------
Total assets less current liabilities   7,860.1    3,738.8       6,905.7
Creditors (due after more than one year)          (3,975.0)     (1,635.8)      (3,500.2)
Provisions for liabilities and charges   (597.0)     (44.7)       (461.4)
                                    ---------    ---------       ----------
Net assets employed                     3,288.1    2,058.3       2,944.1
                                    =========    =========       ==========


Capital and reserves
Called up share capital                   174.7      174.5         174.7
Share premium account                     275.0      266.7         274.7
Profit and loss account                 2,783.7    1,616.3       2,459.6
                                    ---------    ---------        ---------
Shareholders' funds                     3,233.4    2,057.5       2,909.0
Minority interests                         54.7        0.8          35.1
                                    ---------    ---------        ---------
                                        3,288.1    2,058.3       2,944.1
                                    =========    =========        =========

Net debt                                3,766.1      722.7       2,663.6

Gearing                                  115%        35%           90%



NATIONAL GRID GROUP plc
SUMMARISED GROUP CASH FLOW STATEMENT
Six months ended 30 September 2000

                                              Six months ended     Year ended
                                                30 September   31 March
                                              2000    1999       2000
                                     Note      m       m           m
                                                    (pound sterling)


Net cash inflow from operating activities           9      343.4      309.1     682.0

Dividends from joint ventures                       8.7      0.3        4.5

Net cash outflow for returns on
  investments and servicing of finance           (125.0)   (35.7)     (64.7)

Corporate tax paid                                (58.4)    (0.6)    (274.3)

Net cash outflow for capital expenditure                  (198.6)    (135.0)   (279.2)

Net cash outflow for acquisitions
  and disposals                                  (648.0)   (42.1)  (1,236.7)

Equity dividends paid                            (123.2)  (115.1)    (197.6)
                                                --------   --------    ---------

Net cash outflow before management of
  liquid resources and financing                 (801.1)   (19.1)  (1,366.0)

Net cash inflow from the management
  of liquid resources                             372.3      5.9      618.8

Issue of ordinary shares                                     2.9        4.4       5.5
Repurchase of ordinary shares                       -        -         (1.1)
New borrowings                                  1,841.2     82.4    1,029.3
Borrowings repaid                              (1,425.6)   (57.3)    (260.1)
Increase in borrowings                            415.6     25.1      769.2

Net cash inflow from financing                    418.5     29.5      773.6
                                               ---------    -------     --------
Movement in cash and overdrafts                   (10.3)    16.3       26.4
                                               =========      =======     ========


NATIONAL GRID GROUP plc
GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
Six months ended 30 September 2000

                                    Six months ended Year ended
                                      30 September    31 March
                                    2000      1999      2000
                                     m         m         m
                                          (pound sterling)

Profit for the period                        412.6                 183.6      1,148.4
Exchange adjustments                           1.0                  (4.8)              3.1
                                      -------     -------     --------

Total recognised gains and losses relating
  to the period                              413.6                 178.8      1,151.5
                                      =======     =======     ========



RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS
Six months ended 30 September 2000

                                       Six months ended    Year ended
                                         30 September       31 March
                                         2000      1999       2000
                                           m         m         m
                                            (pound sterling)

Profit for the period                    412.6     183.6    1,148.4
Dividends                                 (89.5)            (82.5)           (205.5)
                                     -------    -------    --------
                                         323.1     101.1     942.9
Issue of ordinary shares                  0.3      8.7       11.6
Repurchase of ordinary shares              -         -       (1.1)
Exchange adjustments                      1.0     (4.8)      3.1
                                     -------    -------    --------
Net increase in shareholders' funds               324.4     105.0            956.5
Shareholders' funds at start of period   2,909.0            1,952.5         1,952.5
                                    --------   ---------   ---------
Shareholders' funds at end of period             3,233.4    2,057.5         2,909.0
                                    =========  =========   =========


  NATIONAL GRID GROUP plc
  NOTES

  1.  Basis of preparation

  The financial information contained in this announcement has been prepared on the basis of the accounting policies set out in the Annual Report and Accounts for the year ended 31 March 2000 and does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The financial information in respect of the year ended 31 March 2000 has been derived from the statutory accounts for the year ended 31 March 2000, which have been delivered to the Registrar of Companies. The auditors' report on those statutory accounts was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985. The financial information in respect of the six months ended 30 September 2000 is unaudited but has been reviewed by the auditors and their report is set out on page 20.
  This interim results announcement was approved by the Board of Directors on 20 November 2000.

  2.  Acquisition of Eastern Utilities Associates (EUA)

  The acquisition of EUA (completed on 19 April 2000) cost 414.0m pound sterling and the net assets acquired had a provisional fair value of 213.7m pound sterling, resulting in goodwill of 200.3m pound sterling which has been capitalised and is being amortised over 20 years. The operations of EUA and New
  England Electric System (NEES) were successfully integrated on 1 May 2000, as a consequence of which it is not possible to provide an indication of EUA's contribution to the Group's results for the period.


  3.  Segmental analysis

                                         Six months ended   Year ended
                                           30 September      31 March
                                           2000     1999      2000
                                             m        m        m
                                               (pound sterling)
  a) Turnover:
  Transmission - UK                             643.2              650.0              1,319.7
                        - USA                   100.2                -                    3.4
  Distribution - USA                            662.3                -              25.8
  Stranded costs recovery and generation -USA            314.6                       -              6.1
  Interconnectors - UK                           42.4               44.8            86.6
                  - USA                          23.5                -               1.3
  Telecommunications - USA                        4.3                -               0.2
  Other activities - UK(i)                      154.5               63.5           207.0
                   - USA                         11.5                1.3             2.4
  Sales between businesses                     (163.7)             (17.9)          (37.8)
                                              -------            -------             -------
  Group turnover - continuing operations      1,792.8              741.7             1,614.7
                                              =======            =======             =======
  Europe                                        819.1              740.4              1,576.1
  North America                                 973.7                1.3                 38.6
                                             --------           --------            --------
                                              1,792.8              741.7             1,614.7
                                              =======            =======             =======


  (i) Other activities - UK turnover primarily comprises market services, including gas trading activities, and contracting activities.

  The transmission - UK segment now includes the results of operations of Ancillary Services, previously reported as a separate segment.

 NATIONAL GRID GROUP plc
  NOTES


  3.  Segmental analysis  (continued)

                                         Six months ended   Year ended
                                           30 September      31 March
                                           2000     1999      2000
                                             m        m        m
                                               (pound sterling)

  b) Operating profit:
  Transmission - UK                             242.8              253.9           523.1
               - USA                             20.5                -               1.3
  Distribution - USA                             73.9                -               1.7
  Stranded costs recovery and generation -USA             33.6                       -              0.2
  Interconnectors - UK                           22.5               24.5            46.6
                  - USA                          11.0                -               0.6
                  - Other                        (0.4)               -              (0.9)
  Telecommunications - USA                        1.5                -               0.1
  Other activities - UK                           7.0                4.0             7.5
                   - USA                         (0.9)              (2.6)           (5.5)
  Exceptional integration costs - USA           (46.8)               -               -
  Goodwill amortisation - USA                   (28.5)              (0.7)           (2.6)
                                             --------           --------            --------
  Group undertakings                            336.2              279.1           572.1
                                             --------           --------            --------
  Telecommunications - Energis                    2.5                 (0.8)              1.3
                     - Intelig                  (69.7)                (5.9)           (44.1)
                     - Other                     (0.6)               -               -
  Generation - USA                                5.3                -               0.2
  Other electricity                               9.6                7.9            14.4
  Goodwill amortisation                          (6.2)              (1.8)           (5.3)
                                             --------           --------            --------
  Joint ventures and associate                 (59.1)              (0.6)              (33.5)
                                             --------           --------            --------
  Total operating profit                        277.1              278.5              538.6
                                              =======            =======             =======
  Europe                                        267.6                280.0             572.3
  North America                                  69.6(ii)             (3.3)            (4.0)
  Latin America                                 (62.9)                (0.4)           (33.7)
  Africa                                          2.8                  2.2               4.0
                                             --------           --------            --------
                                                277.1              278.5              538.6
                                              =======            =======             =======
  Electricity                                   424.9              287.7               589.2
  Telecommunications                           (66.3)              (6.7)              (42.7)
                                             --------           --------            --------
  Total operating profit - before
     exceptional integration costs and
     goodwill amortisation                      358.6              281.0              546.5
                                              =======            =======             =======

 (ii) 144.9m pound sterling before exceptional integration costs and goodwill amortisation.

  Stranded costs recovery
  Under settlement agreements reached as part of industry restructuring National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its ongoing efforts to exit the generation business.

 NATIONAL GRID GROUP plc

  NOTES


  4.  Exceptional items

  a)  Exceptional integration costs

  Exceptional integration costs of 46.8m pound sterling (43.5m pound sterling after tax) principally comprise early retirement costs arising on the integration of the operations of the former New England Electric System and Eastern Utilities Associates (both now comprising, and renamed, National Grid USA).

  b)  Exceptional profit relating to partial disposals of Energis

  The exceptional profit of 132.1m pound sterling (132.1m pound sterling after tax) relates to reductions in the Group's interest in Energis plc, an associated undertaking, primarily as a consequence of the placing by Energis of 77.7m of its shares.

  c)  Exceptional tax credit

  Details of a 140.0m pound sterling exceptional tax credit are contained in note 6.


  5.  Net interest

                                         Six months ended   Year ended
                                           30 September      31 March
                                           2000     1999      2000
                                             m        m        m
                                               (pound sterling)
  Interest payable and similar charges                   164.7            76.0          158.4
  Interest capitalised                           (9.7)             (12.1)          (20.4)
  Interest receivable and similar income                           (73.1)          (44.3)              (95.0)
                                             --------           --------            --------
                                                 81.9               19.6            43.0
  Joint ventures and associate                   16.8               10.7            21.9
                                             --------           --------            --------
                                                 98.7               30.3               64.9
                                              =======            =======             =======


  Interest receivable and similar income includes a 17.4m pound sterling gain (1999 : nil pound sterling) from closing out sterling fixed interest rates swaps originally entered into as hedges for the Group's sterling borrowings. These hedges are no longer needed as a result of the reduction in the Group's sterling borrowings.

 NATIONAL GRID GROUP plc

  NOTES


  6.    Taxation

                                         Six months ended   Year ended
                                           30 September      31 March
                                           2000     1999      2000
                                             m        m        m
                                               (pound sterling)
  Tax on profit, excluding exceptional items,
    for the period                               58.5               64.6           123.1
  Adjustment in respect of prior periods        (20.0)               -               -
                                             --------           --------            --------
  Taxation - excluding exceptional items         38.5               64.6           123.1
                                             --------           --------            --------
  Tax relating to exceptional integration costs           (3.3)            -              -
  Tax relating to exceptional profit on
    partial disposals of Energis                           -               -            229.5
  Adjustment in respect of prior year
    exceptional tax charge arising from
    the realisation of a capital loss
    for tax purposes as a result of a
    Group restructuring                        (140.0)               -                    -
                                             --------           --------            --------
  Taxation - exceptional items                 (143.3)               -             229.5
                                             --------           --------            --------
                                               (104.8)              64.6           352.6
                                              =======            =======             =======


  The tax charge of 58.5m pound sterling on profit, excluding exceptional items, for the six months ended 30 September 2000 is based on the estimated effective tax rate for the year ending 31 March 2001 of 26%.

  7.    Dividends

  The interim dividend of 6.05p per ordinary share (1999: 5.59p) will be paid on 15 January 2001 to shareholders on the register on 1 December 2000.

  8.    Earnings per ordinary share

  Basic earnings per ordinary share for the six months ended 30 September 2000 of 28.0p (1999: 12.5p) is calculated based on profit for the period of 412.6m pound sterling (1999: 183.6m pound sterling) and 1,474.8m (1999: 1,471.6m)
  shares - being the weighted average number of shares in issue during the period, excluding the shares held by employee share trusts.

  Basic earnings per ordinary share on the adjusted profit for the six months ended 30 September 2000 of 14.8p (1999: 12.6p) excludes exceptional items (see notes 4 and 6) and goodwill amortisation totalling 193.9m pound sterling (1999: (2.5)m) pound sterling, and is based on earnings of 218.7m pound sterling (1999: 186.1m pound sterling).

  For the purposes of calculating diluted earnings per share, earnings and the weighted average number of shares have been adjusted for the effects of all dilutive potential ordinary shares.

  NATIONAL GRID GROUP plc

  NOTES


  9.  Net cash inflow from operating activities

                                         Six months ended   Year ended
                                           30 September      31 March
                                           2000     1999      2000
                                             m        m        m
                                               (pound sterling)

  Operating profit of Group undertakings        336.2              279.1           572.1

  Depreciation and amortisation                 188.9               74.9           157.5
  Profit on disposal of tangible fixed assets             (6.2)                     (0.7)          (4.3)
  Increase in stocks                             (3.2)              (1.8)           (0.4)
  (Increase)/decrease in debtors                         (76.8)                     13.3          (21.9)
  Decrease in creditors                         (79.0)             (55.1)          (11.5)
  Decrease in provisions                        (12.6)              (0.9)           (6.8)
  Other                                          (3.9)               0.3            (2.7)

                                                  7.2               30.0           109.9
                                             --------           --------            --------
                                            343.4        309.1           682.0
                                              =======            =======             =======


  10. Movement in net debt


                                         Six months ended   Year ended
                                           30 September      31 March
                                           2000     1999      2000
                                             m        m        m
                                               (pound sterling)
  Movement in cash and overdrafts                        (10.3)           16.3           26.4
  Cash inflow from management of
    liquid resources                           (372.3)              (5.9)              (618.8)
  Increase in borrowings                       (415.6)             (25.1)              (769.2)
                                             --------           --------            --------
  Change in net debt resulting from cash flows          (798.2)          (14.7)           (1,361.6)
  Acquisition of Group undertakings                     (161.9)            -                (611.7)
  Certificates of tax deposit surrendered                  -               -                  (5.9)
  Exchange adjustments                         (138.1)               -                        29.9
  Other movements                                (4.3)              (4.6)                    (10.9)
                                             --------           --------            --------
  Movement in net debt in the period                  (1,102.5)          (19.3)           (1,960.2)
  Net debt at start of period                (2,663.6)            (703.4)                   (703.4)
                                             --------           --------            --------
  Net debt at end of period                  (3,766.1)            (722.7)            (2,663.6)
                                              =======            =======             =======

 NATIONAL GRID GROUP plc

  NOTES

  11. Differences between UK and US Generally Accepted Accounting
  Principles
      ("GAAP")

  The Group prepares its consolidated accounts in accordance with UK GAAP, which differ in certain respects from US GAAP. The significant adjustments necessary to restate net income and shareholders' funds in accordance with US GAAP are set out below.


  a)  Net income                         Six months ended   Year ended
                                           30 September      31 March
                                           2000     1999      2000
                                             m        m        m
                                               (pound sterling)
  Profit for the period, excluding
    exceptional items                           184.0              183.6           350.6
  Exceptional items after taxation                       228.6                       -            797.8
                                             --------           --------            --------
  Net income under UK GAAP                      412.6              183.6              1,148.4
                                             --------           --------            --------

  Adjustments to conform with US GAAP:
    Deferred taxation                           (83.8)             (17.9)           (1.4)
    Pensions                                      9.6                1.8             5.7

    Share option schemes                         (4.8)              (1.3)           (5.4)
    Tangible fixed assets                         1.7                1.7             3.4
    Financial instruments                         5.1              (15.2)           27.9
    Issue costs associated with EPICs                     (0.9)                     (0.9)          (1.8)
    EPICs liability                              65.0               31.9          (115.0)
    Severance costs                              38.7               (3.3)          (11.3)
    Recognition of UK transmission income                (12.7)                      -              -
    Goodwill - effect of US GAAP adjustments              (5.9)                      -             (0.2)
    Share of associate's adjustments to
      conform with US GAAP                       22.8                2.8           (40.5)
                                             --------           --------            --------
  Total US GAAP adjustments                      34.8               (0.4)              (138.6)
                                             --------           --------            --------
  Net income under US GAAP                      447.4              183.2              1,009.8
                                              =======            =======             =======

  Basic earnings per share - US GAAP             30.3p              12.4p           68.6p
  Diluted earnings per share - US GAAP           28.7p              12.2p           64.7p

  Net income under US GAAP includes 267.5m pound sterling (1999 : nil pound sterling; year ended 31 March 2000: 795.7m pound sterling) relating to net exceptional gains which are treated as exceptional items under UK GAAP.


 NATIONAL GRID GROUP plc

  NOTES

  11. Differences between UK and US Generally Accepted Accounting
  Principles
      ("GAAP") (continued)


  b)  Shareholders' funds                  At 30 September        At 31
  March
                                           2000     1999      2000
                                             m        m        m
                                                      (pound sterling)
  Shareholders' funds under UK GAAP                    3,233.4              2,057.5             2,909.0
                                             --------           --------            --------
  Adjustments to conform with US GAAP:
    Deferred taxation                        (1,033.9)            (722.4)              (916.7)
    Pensions                                    175.1              164.8                162.8

    Shares held by employee share trusts        (13.6)             (15.3)               (16.3)
    Ordinary dividends                           89.5               82.5                123.0
    Tangible fixed assets                       (43.3)             (46.7)               (45.0)
    Financial instruments                         6.1              (20.9)                 1.0
    Issues costs associated with EPICs                     4.6                            6.4            5.5
    EPICs liability                             (50.0)              31.9               (115.0)
    Severance liabilities                         4.1                7.6                  5.5
    Recognition of UK transmission income                (12.7)                           -              -
    Regulatory assets                            40.2                -                    -
    Goodwill - effect of US GAAP adjustments             237.9                            -            210.6
    Share of associate's adjustments to conform
      with US GAAP                               23.1              (11.5)                21.3
    Other adjustments                             2.8                -                    -
                                             --------           --------            --------
  Total US GAAP adjustments                    (570.1)            (523.6)              (563.3)
                                             --------           --------            --------
  Shareholders' funds under US GAAP                    2,663.3              1,533.9             2,345.7
                                              =======            =======             =======

 Cautionary statement

  This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond National Grid Group's ability to control or estimate precisely, such as the ability to obtain expected synergies from the acquisition in recent months of New England Electric System and Eastern Utilities Associates and the agreed, but not completed, acquisition of Niagara Mohawk, delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the availability of new acquisition opportunities, the timing and success of future acquisition opportunities and other risk factors detailed in National Grid Group's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

 Independent review report to National Grid Group plc

  Introduction

  We have been instructed by National Grid Group plc to review the financial information set out on pages 9 to 19 and we have read the other information contained in the interim report for any apparent misstatements or material inconsistencies with the financial information.

  Directors' responsibilities

  The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts, except where any changes and the reasons for them are disclosed.

  Review work performed

  We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and, therefore, provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

  Review conclusion

  On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2000.

  PricewaterhouseCoopers
  Chartered Accountants
  London
  20 November 2000

 [LOGO]National Grid

 [LOGO] National Grid

  Interim Results November 2000

                             [GRAPHIC]

 [LOGO] National Grid

  Presentation by James Ross, Chairman

                            [GRAPHIC]

 [LOGO] National Grid

  Presentation by Stephen Box, Group Finance Director

                            [GRAPHIC]

 [LOGO] National Grid

  Total operating profit
  ----------------------

  358.6 m (pound sterling) before goodwill amortisation and exceptional costs

  -   Up 77.6m (pound sterling) over last year

  -   National Grid USA contribution 148.6m (pound sterling)

  -   Share of Intelig start-up losses up by 63.8m
      (pound sterling)

  -   UK transmission down by 11.1m (pound sterling)

 [LOGO] National Grid

  UK Transmission
  ---------------

  Turnover

  - Price capped  429.0m (pound sterling)  9.0m (pound sterling)

  Costs

  - Controllable costs  109.8m (pound sterling) 3 percent real reduction

  - On target for reduction of 6 percent real per annum over the current price control period

  TSS profit 7.8m (pound sterling)    2.7m (pound sterling) up

  Operating profits

  - Total              242.8m (pound sterling)  11.1m (pound sterling) down

 [LOGO] National Grid

  Exchange rates
  --------------


                  31 March  ---------------     30 September
                  2000         Average          2000

   USD/GBP        1.60           1.50      1.48

  US Dollar

  -     Beneficial impact on US operating profits
  -     Negative impact on US financing costs and taxes

  Brazilian Real

  -     Negative impact on reported losses

 [LOGO] National Grid

  National Grid USA
  -----------------

  -     Operating profit              148.6m (pound sterling)

  -     Distribution                   73.9 m (pound sterling)
        Volume growth 3.6 percent
        (weather corrected)

  -     Transmission                   20.5 m (pound sterling)

  -     Recovery of stranded costs and
   generation                     38.9 m (pound sterling)

  -     US/Canada interconnector       11.0 m (pound sterling)

  -     NEESCom                         1.5 m (pound sterling)

 [LOGO] National Grid

  National Grid USA - group impacts
  ---------------------------------

  -     Acquisition of EUA completed 19 April for    414m
                                           (pound sterling)
   Provisional fair value of net assets         213.7 m
                                           (pound sterling)
   Goodwill                                200.3 m
                                           (pound sterling)

  -     Operations of NEES and EUA integrated 1 May
   Integration costs                            46.8m
                                           (pound sterling)

  - Acquisitions earnings enhancing after goodwill amortisation, before exceptional integration costs

  -     Annualised nominal pre-tax return       9.3 percent

 [LOGO] National Grid

  Energis
  -------

  -     Total turnover 368 m (pound sterling)        81 percent up

  -     Group EBITDA 65.5m (pound sterling)               71 percent up

  -     Operating profit before goodwill amortisation     6.6m
                                           (pound sterling);
   our share 2.5m (pound sterling)

  -     CGT Rollover relief

  -     NGG 34.6 percent stake now value at 2.8 billion
                                 (pound sterling)

  -     NGG IRR 80 percent

 [LOGO] National Grid

  International joint ventures
  ----------------------------

  Joint ventures operating loss 55.4m (pound sterling) net

  Electricity

  -     Transener (Argentina) - share of operating profit 6.8m
   (pound sterling), up 1.3m (pound sterling)

  -     CEC (Zambia) - share of operating profit 2.8 m
   (pound sterling), up 0.4m (pound sterling)

  Telecoms

  -     Intelig (Brazil) - share of start-up losses 69.7 m
   (pound sterling)

  -     Investment in Intelig to 30 September 495 m Dollars
   (318.9 m (pound sterling))

 [LOGO] National Grid

  Capital expenditure
  -------------------

  For the 6 months ended 30 September
  million (pound sterling)                 2000           1999
  _______________________________________________________________________

  UK Transmission                          157.6          118.3

  National Grid USA                             60.5         -

  Other                                    5.9        14.0
  ______________________________________________________________________
  Total                                    224.0          132.3

 [LOGO] National Grid

  Net Interest
  ------------

  -     Net interest up 68.4 m (pound sterling)

  -     Acquisitions of NEES and EUA

  -     Proceeds from sale of Energis shares in February 2000

  - 17.4m (pound sterling) benefit from closing out sterling-fixed-interest rate swaps

  -     Pensions credit of 6.1m (pound sterling) (National Grid
   USA)

  - Interest cover 4.7x (excluding exceptional items, goodwill and exchangeable bonds)

 [LOGO] National Grid

  Effective tax rate
  ------------------

  -     Underlying Group effective tax rate 26 percent for 2000/01

  -     20m (pound sterling) of tax provisions released

 [LOGO] National Grid

  Exceptional profits
  -------------------

  228.6m (pound sterling) post tax net profit

  - 132.1m (pound sterling) gain arising from September share placing and other shares issued by Energis

  - 140m (pound sterling) tax credit arising from the realisation of a capital loss for tax purposes as a result of Group restructuring

  - 43.5m (pound sterling) (post-tax) costs associated with the integration of NEES and EUA (46.8m (pound sterling)pre-tax)

 [LOGO] National Grid

  Earnings and dividend per share
  -------------------------------

  - Basic EPS excluding exceptional items and other one-offs, goodwill amortisation and telecoms start-up losses up
   32.6 percent to 17.9 p

  -     DPS up 8.2 percent to 6.05 p

 [LOGO] National Grid

  Summary
  -------

  -     In great shape

  - US operating profits (excluding goodwill amortisation) as percent of Group total

   At 30 September               35 percent
   post NiMo acquisition         60 percent

  -     New dividend policy
        Aim of 5 percent real increase in each of next 5 years

 [LOGO] National Grid

  Presentation by David Jones, Group Chief Executive

                            [GRAPHIC]

 [LOGO] National Grid

  Telecoms strategy
  -----------------

  Leveraging network experience

  -     Energis - building on data and internet strength in UK and  Europe

  -     NEESCom - natural extension of National Grid USA

  -     Joint ventures - with complementary partners

   Poland with Energis
   Argentina and Chile with Williams
   Brazil with Sprint and France Telecom

 [LOGO] National Grid

  Intelig
  -------

  -     Brazil - rapid market growth

  -     Higher than budgeted losses

  -     Intelig is addressing the problems
        Information system improvements
        Co-billing benefits by the end of March 2001
        Pricing changes
        Reduction of interconnection and leased line costs

  -     Roll-out of data and internet products progressing

  -     Sprint resumes participation
        Pursuing debt financing from equipment suppliers

 [LOGO] National Grid

  UK transmission
  ---------------

  -     New price control - stable framework for next 5 years

  -     Assumes cost cutting of 4 percent pa in real terms

  -     Tighter consents policy for gas fired stations lifted

  -     Increased income if more that 5GW built

                            [GRAPHIC]

 [LOGO] National Grid

  UK electricity
  --------------

  -     NETA delay simplifies transition to SO arrangements

  -     SO final proposals by January

  -     Sale of ESIS and EPFAL to Logica

                           [GRAPHIC]

 [LOGO] National Grid

  National Grid USA
  -----------------

  -     Target ROI of 10.5 percent by 2003/04

  -     First half ROI 9.3 percent

  -     Disposal of non-core businesses largely complete by end this quarter

  -     Sale of nuclear assets by end of 2001

  -     Existing rate settlements allow recovery of rising fuel costs

                           [GRAPHIC]

 [LOGO] National Grid

  Acquisition of Niagara Mohawk
  -----------------------------

  -     Experienced integration team

  -     Meeting key officials in New York State

  -     Rate plan filing targeted for December

  -     Completion expected by late 2001

 [LOGO] National Grid

  US transmission
  ---------------

  - Congestion costs have risen tenfold to around 200 million dollars pa

  - Developing proposals to FERC with other transmission owners and the ISO

 [LOGO] National Grid

  Summary
  -------

  -     Strong performance in electricity businesses

  -     Secured regulatory stability in the UK for 5 years

  -     Niagara Mohawk changes profile of Group

  -     Establish wide ranging telecoms portfolio

  - New dividend policy reflects our confidence in future prospects of the Group

 [LOGO] National Grid

                            [GRAPHIC]

 [LOGO] National Grid

                            [GRAPHIC]

  The proxy statement/prospectus in definitive form to be filed with the Securities and Exchange Commission (the "SEC") by National Grid and Niagara Mohawk in connection with the transaction will contain important information regarding the transaction and we urge you to read it and any other relevant documents when they become available. A free copy of the proxy statement/prospectus and other documents filed by the two parties with the SEC is available at the SEC's web site at http://www.sec.gov.